

SI 16014420 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 44th Street, Suite 1700
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Sanders, Goldberg, Nikpour Cohen & Sullivan CPAs
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/17/16


EMERALD RON MONLOUIS
MY COMMISSION #FF029723
EXPIRES June 20, 2017
(407) 398-0153
FloridaNotaryService.com

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
As of and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm 1 - 2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8 - 11

Supplementary Information

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Exemption Report 13

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 14 - 15


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Enclave Capital, LLC

We have audited the accompanying financial statements of Enclave Capital, LLC (a limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Enclave Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Enclave Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

The Computation of Net Capital Under SEC Rule 15c3-1 and exemption report (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Enclave Capital, LLC's financial statements. The supplemental information is the responsibility of Enclave Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 19, 2016

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS	
Cash	$ 253,031
Accounts receivable	40,750
Clearing deposit	100,000
Fixed assets, net of accumulated depreciation of $42,199	32,508
Prepaid expenses	4,605
Employee loan	4,500
Security deposit	77,409
TOTAL ASSETS	$ 512,803
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	57,036
Deferred income	29,500
TOTAL LIABILITIES	86,536
MEMBER'S EQUITY	724,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 811,375

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Operations
Year Ended December 31, 2015

REVENUE:	
Commissions	$ 414,419
Facility fees	1,129,872
Investment banking fees	69,305
Management fees	95,102
Other income	205,458
Total revenue	1,914,156
OPERATING EXPENSES:	
Guaranteed payments	156,250
Salaries, commissions and related costs	379,012
Commissions and clearance	58,647
Regulatory fees	16,285
Rent expense	319,251
Professional fees	752,984
Insurance expense	145,957
Interest expense	5,892
Meals, entertainment, and travel	83,102
Data services and technology	228,752
Office and other	76,555
Total expenses	2,222,687
INCOME BEFORE PROVISION FOR INCOME TAXES	$ (308,531)
Provision for income taxes	-
NET INCOME	$ (308,531)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Statement of Changes in Members' Equity
Year Ended December 31, 2015

MEMBER'S EQUITY, January 1, 2015	$ 287,380
Capital contributions	478,188
Capital distributions	-
Net loss	(308,531)
MEMBER'S EQUITY, December 31, 2015	$ 457,037

Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Year Ended December 31, 2015

Balance - January 1, 2015	$ 100,000
Subordinated liabilities redeemed	(100,000)
Balance - December 31, 2015	$ -

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Enclave Capital LLC

Statement of Cash Flows
Year Ended December 31, 2015

OPERATING ACTIVITIES:	
Net loss	$ (308,531)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	551
Changes in operating assets and liabilities	
Increase in accounts receivable	(29,827)
Decrease in prepaid expenses	9,012
Increase in employee loan	(4,500)
Decrease in accounts payable and accrued expenses	(78,665)
Increase in deferred income	25,000
Net cash used by operating activities	(386,960)
INVESTING ACTIVITIES:	
Capital contributions	478,188
Net cash provided by investing activities	478,188
NET INCREASE IN CASH AND CASH EQUIVALENTS	91,228
CASH AT BEGINNING OF YEAR	192,573
CASH AT END OF YEAR	$ 283,801

Supplemental cash flow information	
Cash paid during the year for:	
Interest	$ 5,892
Income Taxes	$ 1,367

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
Year Ended December 31, 2015

1. Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City Unincorporated Business Tax, for which a provision is included in the statement of operations. The Company is no longer subject to examination by Federal, state or local authorities for years before 2012.

d) Fixed Assets
Equipment and furniture are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the assets, generally five to seven years. Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

Notes to Financial Statements
Year Ended December 31, 2015

3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2015, 100% investments in securities were valued using Level 1 inputs. The Company has no investments in securities at year end.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.667% of its aggregate indebtedness. At December 31, 2015, the Company had net capital of $288,174, which was $38,174 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method

Fixed assets consist of the following:

Leasehold improvements	$ 36,110
Computer equipment	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation:	(42,199)
Net Fixed Assets	$ 32,508

Depreciation expense for the year ended December 31, 2015 was $551.

Notes to Financial Statements
Year Ended December 31, 2015

6. Significant Group Concentration of Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy to continually monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of December 31, 2015, the Company was fully paid in such advances.

7. Commitments and Contingencies

The Company subleased office space, which expires on October 30, 2018. The following is a schedule of future minimum lease payments required under the lease:

2016	$ 321,003
2017	321,002
2018	267,502
Total	$ 909,507

Rent expense for the year ended December 31, 2015 was $319,251.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year the ended.

9. Provision for Income Taxes

The Company is a limited liability Company, and as such is treated as a partnership for income tax purposes. As an LLC, the Company is not subject to income taxes. The Company is liable for New York City Unincorporated Business Tax ("UBT") on its operations.

FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

10. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which required disclosures.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2015

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 724,839
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(159,772)
NET CAPITAL	$ 565,067
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 86,536
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 250,000
Excess net capital	$ 315,067
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 315,067
Percentage of aggregate indebtedness to net capital	15.31%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

Enclave Capital, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Enclave Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

   a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Enclave Capital, LLC"

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Robert Mazzeo, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Date: 2/17/16

Title: CEO


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Enclave Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Enclave Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Enclave Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Enclave Capital, LLC stated that Enclave Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enclave Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enclave Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 19, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Enclave Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Enclave Capital, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC 6 and 7 test) prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC 6 and 7 test workpapers) prepared by the Company supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, NY

February 19, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******788*****************ALL FOR AADC 100
039592 FINRA DEC
ENCLAVE CAPITAL LLC
19 W 44TH ST STE 1700
NEW YORK NY 10036-6101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-3700

2. A. General Assessment (item 2e from page 2) $ 4,639

B. Less payment made with SIPC-6 filed (exclude interest) (3,146)

7/31/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,493

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,493

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,493

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Enclave Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 2016.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,914,156
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	58,647
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	58,647
2d. SIPC Net Operating Revenues	$ 1,855,509
2e. General Assessment @ .0025	$ 4,639 (to page 1, line 2.A.)

Enclave Capital LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2015

Contents
As of and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3 - 6


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Enclave Capital, LLC

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (a limited liability company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Enclave Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Enclave Capital, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 19, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Enclave Capital LLC

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS	
Cash	$ 253,031
Accounts receivable	40,750
Clearing deposit	100,000
Fixed assets, net of accumulated depreciation of $42,199	32,508
Prepaid expenses	4,605
Employee loan	4,500
Security deposit	77,409
TOTAL ASSETS	$ 512,803
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	57,036
Deferred income	29,500
TOTAL LIABILITIES	86,536
MEMBER'S EQUITY	724,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 811,375

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
Year Ended December 31, 2015

1. Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City Unincorporated Business Tax, for which a provision is included in the statement of operations. The Company is no longer subject to examination by Federal, state or local authorities for years before 2012.

d) Fixed Assets
Equipment and furniture are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the assets, generally five to seven years. Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2015, 100% investments in securities were valued using Level 1 inputs. The Company has no investments in securities at year end.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.667% of its aggregate indebtedness. At December 31, 2015, the Company had net capital of $288,174, which was $38,174 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method

Fixed assets consist of the following:

Leasehold improvements	$ 36,110
Computer equipment	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation:	(42,199)
Net Fixed Assets	$ 32,508

Depreciation expense for the year ended December 31, 2015 was $551.

6. Significant Group Concentration of Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy to continually monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of December 31, 2015, the Company was fully paid in such advances.

7. Commitments and Contingencies

The Company subleased office space, which expires on October 30, 2018. The following is a schedule of future minimum lease payments required under the lease:

2016	$ 321,003
2017	321,002
2018	267,502
Total	$ 909,507

Rent expense for the year ended December 31, 2015 was $319,251.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year the ended.

9. Provision for Income Taxes

The Company is a limited liability Company, and as such is treated as a partnership for income tax purposes. As an LLC, the Company is not subject to income taxes. The Company is liable for New York City Unincorporated Business Tax ("UBT") on its operations.

FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

Notes to Financial Statements
Year Ended December 31, 2015

10. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which required disclosures.


RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
RSGNC&S
CERTIFIED PUBLIC ACCOUNTANTS PLLC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Enclave Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Enclave Capital, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC 6 and 7 test) prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC 6 and 7 test workpapers) prepared by the Company supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, NY

February 19, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*8*******786*********************ALL FOR AADC 100
038592 FINRA DEC
ENCLAVE CAPITAL LLC
19 W 44TH ST STE 1700
NEW YORK NY 10036-6101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-3700

2. A. General Assessment (item 2e from page 2) $ 4,639
   B. Less payment made with SIPC-6 filed (exclude interest) (3,146)
      7/31/2015
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,493
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,493
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,493
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Enclave Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,914,156
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	58,647
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	58,647
2d. SIPC Net Operating Revenues	$ 1,855,509
2e. General Assessment @ .0025	$ 4,639
	(to page 1, line 2.A.)

Enclave Capital LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2015